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                                                                     Dodie Kent
                                                             Vice President and
                                                                      Associate
                                                                General Counsel
                                                              Tel: 212-314-3970
                                                              Fax: 212-707-1791

[EQUITABLE-AXA LOGO]
                                                                 LAW DEPARTMENT

                                                              November 26, 2012

VIA EDGAR
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Securities and Exchange Commission
ATTN:  Ms. Alison White, Esq.
100 F Street, NE
Washington, D.C. 20549

       Re:        AXA Equitable Life Insurance Company
                  File Nos. 333-103202 and 811-04335
                  -------------------------------------------------------

Dear Ms. White:

   Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), AXA Equitable Life Insurance Company requests the withdrawal of its 485APOS (the "Amendment") submission made on Form N-6, on November 20, 2012 accession number 0001193125-477393.

   The Amendment has not yet become effective and no securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

   The information that was filed in the Amendment will be re-filed at a later date.

                                                     Very truly yours,

                                                     /s/ Dodie Kent
                                                     --------------------
                                                     Dodie Kent




                     AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104